SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2011

List of Exhibits:

1. Press Release entitled “Case IH Launches New PumaTM Tractor at Nampo Harvest Day”

2. Press Release entitled “New Holland Construction Launches New Backhoe Loader at Nampo Harvest Day”

3. Press Release entitled “New Holland Agriculture Showcases Full Range at Nampo Harvest Day”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 20, 2011

Press Release

Case IH Launches New PumaTM Tractor

at Nampo Harvest Day

Case IH launches the new PumaTM 155 tractor and introduces its CVT transmission at this year’s Nampo Harvest Day; The product display on the stand also includes a new Case King T Series backhoe loader, particularly well suited for agricultural applications; The event also sees the public launch of CNH Capital, the financial services arm of CNH specialized in equipment finance

LUGANO, Switzerland (May 19, 2011) – Case IH takes part in the Nampo Harvest Day 2011 with a massive stand, where its range of tractors, rotary combines and sprayers will be well represented. Visitors to the stand will be able to discuss customer support with representatives of the Parts team and of CNH Capital, which makes its first public appearance at the show to present its financing programs developed to meet the specific needs of farming businesses.

Puma 155 – a multi-purpose tractor

The star of the event is the Puma 155 tractor, the brand’s new powerful multi-purpose machine. This 158hp fuel-efficient tractor makes farmers’ life much easier; it can handle a wide variety of tasks in many different types of farms, from small grains to row-crop, from hay & forage to vegetable farming.

The Case IH 6.7 liter engine is rated at up to 158 hp / 118 kW and provides excellent power to weight ratio, ensuring fuel efficiency. An additional 25 to 35 hp Power BoostTM is available for mobile PTO and transport applications. This allows the operator to move through tough crop conditions or steep gradients without losing speed or productivity.

The 18x6 Semi Powershift transmission makes it easy to operate the Puma 155 at maximum speed and efficiency. The high-capacity, closed-center pressure-flow compensating hydraulic system handles varied hydraulic demands and is perfectly adapted to the requirements of today’s implements, which require higher flow rates and more accurate control. The system is designed to supply precisely the right amount of hydraulic oil flow required where and when it is needed. This results in highly efficient and economical operation.

The Puma 155 features the biggest cab in its class. The ergonomic design puts armrest-mounted gear, throttle and hitch controls within easy reach of the operator. A central digital display at the front cab corner post provides critical information at a glance. A programmable, electronic end-of-row function automates headland routines and allows the operator to focus on the tractor’s tight turning capability.

Serviceability is also excellent. The large, front toolbox, flip-up hood, central service points, a swing-out radiator-oil cooler: all make maintenance tasks more efficient and quick. In addition, the engine boasts an industry-leading 600-hour service interval, which saves time and lowers operating costs.

CVT Transmission – continuous productivity and fuel savings

Case IH also presents its Continuously Variable Transmission (CVT) with a dedicated display. This transmission, which leverages more than a decade of Case IH CVT experience and engineering expertise, really puts the operator in control of the tractor’s power. The CVT automatically adjusts to deliver the best possible balance of power and fuel efficiency when needed. Because CVT automatically selects the best gear ratio for the desired speed, the operator no longer has to select or shift gears. The hydro-mechanical drive train delivers power efficiently from standard creep speeds all the way up to 50 kph at a smooth and quiet 1550 engine rpm.

The CVT transmission is in control even when the tractor is at a standstill: the ActiveStop feature holds the tractor and its load stationary, even on a steep incline, and allows the operator to pull away effortlessly without using the clutch and brakes.

Case backhoe loaders and skid steer loaders – assets to the farm

The stand also displays the trusted 410 Series 3 skid steer loader and the new King T Series backhoe loader. These are compact and maneuverable machines that have found a successful place in South African chicken and dairy farm. They can carry out a variety of jobs, such as handling bales, cleaning out the yard and mucking out barns.

The new King T Series comes from a long lineage of powerful and high performance backhoe loaders. The backhoe is designed for strength and precision. The boom dipper and swing cylinders have standard hydraulic end stroke cushioning to improve precision, extend component life and deliver smooth operation. The load sensitive hydraulics ensure that the system only delivers the flow required by the operation, resulting in lower fuel consumption and quieter operation. Maintenance is easy, with the daily check and fill points accessible from ground level. The large fuel tank and lower fuel consumption mean longer working hours between refills.

Financial Services for the Agricultural Equipment Industry

CNH Capital makes its first public appearance at the Nampo Harvest Day. A team will be on the Case IH stand to explain to visitors the financing options available to them. CNH Capital brings to its customers nearly 50 years experience in the equipment finance industry in the global market place, offering competitive financing programs tailored to the specific needs of agricultural businesses.

Notes to the Editor

Case IH products are distributed in South Africa by Northmec, a subsidiary of Invicta Holdings Ltd, which supports its customers through a network of 50 dealers and 20 branches throughout Southern Africa.

Case Construction Equipment is distributed by CSE Equipment, a subsidiary of Invicta Holdings Ltd, which covers the South African and Botswana territory with 4 branches and 13 dealerships.

CASE IH and CASE CONSTRUCTION EQUIPMENT are brands of CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For info and photos,

CNH International press office:

e-mail: international.media@cnh.com

phone: +39 011 0086346

New Holland Construction Launches New
Backhoe Loader at Nampo Harvest Day

New Holland Construction launches the new B Series backhoe loaders, which deliver impressive traction and performance together with exceptional fuel efficiency; The versatility and compact size of the machines make them a valuable addition to a chicken or dairy farm’s fleet, as they can carry out a wide variety of tasks in the fields and in the confined spaces of a barn

LUGANO, Switzerland (May 19, 2011) – New Holland Construction is present at the Nampo Harvest Day, the important agricultural machinery and livestock show which takes place 17 to 20 May 2011 outside Bothaville in the Free State, Republic of South Africa. The brand presents its wide product offering and, in particular, launches its new range of B Series backhoe loaders, which are particularly well suited to farming applications.

Compact size, big performance

The B Series backhoe loader offers a choice of 4 x 4 synchro powershuttle and 4 x 3 powershift transmissions. The reduced gear ratio of the new transmission in first, second and third gear delivers more traction, ensuring a better performance in loading operations – for example, when loading bales.

The heavy-duty front axle and the rear axle are also new. The wet multidisc brakes are in the hubs and the electro hydraulic differential lock can be engaged by pressing a button on the joystick. In addition, to increase operator comfort while using the machine, the New Holland B series have Power Brake as standard features on all models.

The B Series keeps operating costs low

In addition to the highly efficient High Pressure Common Rail engine, the new B Series backhoe loaders have a hydraulic system that optimises the use of engine power always maintaining the highest levels of productivity. The B Series features a double gear pump and variable displacement pump that only delivers the necessary oil flow when it is needed. This results in a reduction in fuel consumption of up to 8% in digging operations and up to 20 percent when travelling.

New Holland Construction serves agriculture too

The wide offering of New Holland Construction includes equipment that is particularly well suited to agricultural applications. The B Series backhoe loaders are a case in point, but they are in good company. New Holland’s award-winning skid steer loaders are an

New Holland Construction

www.newholland.com

asset in the farmyard; with their extremely compact size, exceptional maneuverability and stability, they are ideal for mucking out chicken and dairy farms, and carrying out a variety of tasks around the yard.

Financing built around the farming business

At this year’s Nampo show, New Holland Construction with its new CNH Capital division offer customers competitive financing programs tailored to meet the specific needs of farming businesses.

Building strong customer service

Eqstra Holdings Ltd distributes New Holland Construction equipment in the country. The company has 8 branches, and together with its dealer network, provides a national footprint in South Africa. It commercializes the brand’s renowned backhoe loaders, dozers, crawler excavators, graders, skid steer loaders, telehandlers and wheel loaders.

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #
For info and photos, CNH International press office: e-mail: international.ce.media@cnh.com phone: +39 011 0086346

2

New Holland Agriculture Showcases Full Range at Nampo Harvest Day

New Holland Agriculture’s full range of products is well represented at the Nampo Harvest Day, where the brand showcases its combines, mower conditioners and balers, as well as its wide range of tractors; The New Holland stand also hosts representatives of CNH Capital, the financial services arm of CNH, which makes its first public appearance to present its financing programs tailored to the agricultural equipment industry

LUGANO, Switzerland (May 19, 2011) – New Holland Agriculture showcases its wide product range at the Nampo Harvest Day from the 17th to the 20th of May 2011. Representatives from New Holland join the brand’s distributor, New Holland South Africa, on the stand to welcome visitors and explain how they can meet their full needs, from tractors to harvesting equipment, technical support and training, as well as financial services provided by CNH Capital.

Tractors for every specialty

New Holland’s well known extensive tractor offering is well represented. At the lower end of the range on display, the TD straddle mounted tractor is ideal for the small and medium farms. This tractor is engineered to achieve a long operating life and high uptime in the toughest conditions. The impressive line-up of tractors will include specialist orchard T4000N models, which match high power to weight ratios to best-in-class maneuverability. For the arable farmer, in the 165-215 hp range, the T7000 series is light but powerful, strong but maneuverable and, last but not least, highly fuel-efficient.

Hay and forage made easy

Together with the tractors, New Holland showcases its offering of hay and forage equipment. This includes the H7000 Series mower conditioners, which make it easy to cut standing crop and turn it into fast-drying windrows at speed.

New Holland also offers both round and square balers. The BR6000 Roll-BarTM balers rely on rotation bars that become embedded in the bale to ensure positive turning, which allows the rolling of any crop, whatever its condition, whatever the bale density required. New Holland square balers are ideal for producers who custom bale, in particular horse farms. The bales they produce are ideal for hand feeding because they quickly separate into flakes. And they are consistently dense, well shaped and easy to handle.

Harvesting high yields and low equipment costs

New Holland’s CR9060 combine harvester on display features the unique Twin RotorTM technology, which has no equal in terms of throughput capacity. It generates a high centrifugal force, boosting the separation. By dividing the crop into halves, the Twin Rotor™ concept spreads the crop over the two rotor surface. This enormous threshing and separating area allows for unequalled crop intake resulting in unrivalled productivity. The high capacity 9000-litre grain tank and fast unloading speed saves time and raises daily performance.

CNH Capital makes its debut

New Holland Agriculture hosts on its stand representatives from CNH Capital, which provides financial services tailored to meet the specific needs of agricultural businesses. The team will be on hand to give visitors to the stand financial advice and present the finance options that CNH Capital is able to offer them.

Note to Editors:

New Holland South Africa, part of the Invicta Holdings Ltd, distributes and supports New Holland Agriculture’s machinery in the country for many years and has established an enviable reputation as one of the farmer’s most loyal and reliable partners. The company commercializes in the country a wide selection of tractors in the 55-535 hp range, combine and grape harvesters, balers, hay and forage equipment and other implements.

[end]

New Holland Agriculture - New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com. New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat Industrial S.p.A (FI.MI).

For info and photos,

CNH International press office:

e-mail: international.media@cnh.com

phone: +39 011 0086346